Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-189170 on Form S-3 of our reports dated March 1, 2013, relating to the financial statements of GT Advanced Technologies Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s change in fiscal year end from the Saturday closest to March 31 to December 31), and the effectiveness of GT Advanced Technologies Inc.’s internal control over financial reporting, appearing in the Transition Report on Form 10-K of GT Advanced Technologies Inc. for the nine-month period ended December 31, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

September 9, 2013